Exhibit 99.1

Atento S.A.

Société Anonyme

1 rue Hildegard Von Bingen

L-1282 Luxembourg

R.C.S. Luxembourg B 185.761

June 30, 2020

By registered mail

Dear Shareholder:

You are cordially invited to attend (i) an Extraordinary General Meeting of Shareholders (the “EGM”) of Atento S.A. (the “Company”), to be held starting at 11:30 a.m. Central European Time on July 28, 2020 at the offices of CM Law at 68 rue Marie Adélaïde, L-2128 Luxembourg, Grand Duchy of Luxembourg and (ii) the Annual General Meeting of Shareholders (the “Annual Meeting” and together with the EGM, the “Meetings”) of the Company to be held starting immediately after the EGM at the offices of CM Law at 68 rue Marie Adélaïde, L-2128 Luxembourg, Grand Duchy of Luxembourg. Please be informed that in accordance with the Luxembourg law dated May 22, 2020 extending the periods for filing and publication of annual accounts, consolidated accounts and related reports during the period of crisis caused by the COVID-19 pandemic, the Annual Meeting can be convened for a date within nine months from the end of the financial year. Information concerning the matters to be considered and voted upon at the Meetings is set out in the attached letter from Chief Executive Officer Carlos López-Abadía to our shareholders (the “Letter”) and Proxy Statement.

The Company has fixed the close of business on June 26, 2020 as the record date for the Meetings (the “Record Date”), and only holders of record of our ordinary shares at such time will be entitled to notice of the Meetings or any adjournment or postponement thereof. Holders of record of our ordinary shares will be entitled to vote at the Meetings or any adjournment or postponement thereof.

It is important that your shares be represented at the Meetings, regardless of the number of shares you hold or whether or not you plan to attend the Meetings in person. Accordingly, please authorize a proxy to vote your shares as soon as possible in accordance with the instructions you received. This will not prevent you from voting your shares in person if you subsequently choose to attend the Meetings.

Please note that powers of attorney or proxy cards must be received by the Company or the tabulation agent (Broadridge Financial Solutions, Inc.), no later than 5:00 p.m. Central European Time, on July 21, 2020 in order for such votes to be taken into account.

Thank you for your continued support.

Sincerely,
Carlos López-Abadía
Authorized director, for and on behalf of the Board of Directors of the Company

Atento S.A.

Société Anonyme

1 rue Hildegard Von Bingen

L-1282 Luxembourg

R.C.S. Luxembourg B 185.761

Convening Notice to

an Extraordinary General Meeting of Shareholders (the “EGM”)

to Be Held on July 28, 2020 at 11:30 a.m. (CET)

at the offices of CM Law at 68 rue Marie Adélaïde, L-2128 Luxembourg, Grand Duchy of Luxembourg

Convening Notice to

the Annual General Meeting of Shareholders (the “Annual Meeting”)

to Be Held on July 28, 2020 immediately after the EGM

at the offices of CM Law at 68 rue Marie Adélaïde, L-2128 Luxembourg, Grand Duchy of Luxembourg

Dear Shareholders,

The Board of Directors (the “Board of Directors”) of Atento S.A. (the “Company”) is pleased to invite you to attend (i) the EGM of the Company, to be held starting at 11:30 a.m. Central European Time on July 28, 2020 at the offices of CM Law at 68 rue Marie Adélaïde, L-2128 Luxembourg, Grand Duchy of Luxembourg and (ii) the Annual Meeting (together with the EGM, the “Meetings”) to be held starting immediately after the EGM at the offices of CM Law at 68 rue Marie Adélaïde, L-2128 Luxembourg, Grand Duchy of Luxembourg.

The agenda for the Meetings is as follows:

Agenda of the EGM

1.

Approval of the conversion of seventy-five million four hundred and six thousand three hundred and fifty-seven (75,406,357) ordinary shares without nominal value, representing the current entire share capital of the Company, into fifteen million (15,000,000) ordinary shares without nominal value using a ratio of conversion of 5.027090466672970, and subsequent related amendment of article 5.1 of the articles of association of the Company.

Agenda of the Annual Meeting

1.	Approval of the report of the Board of Directors in respect of the stand-alone and consolidated annual accounts of the Company as at December 31, 2019;

2.	Approval of the auditor’s report for the stand-alone and consolidated annual accounts of the Company as at December 31, 2019;

3.	Approval of the stand-alone and consolidated annual accounts of the Company as at December 31, 2019;

4.	Allocation of the results for the financial year 2019;

5.	Approval of the amendment of the existing 2014 omnibus incentive plan of the Company to increase the number of shares of the Company authorized to be issued and/or allocated thereunder;

6.

Confirmation of the appointment of Mr. John Madden as Class III director of the Company until the annual general meeting of shareholders of the Company to be held in 2023, appointed by the Board of Directors by co-optation further to the resignation of Charles Megaw as Class III director of the Company;

7.

Confirmation of the appointment of Mr. Roberto Rittes de Oliveira Silva as Class III director of the Company until the annual general meeting of shareholders of the Company to be held in 2023, appointed by the Board of Directors by co-optation further to the resignation of David Danon as Class III director of the Company;

i

8.

Confirmation of the appointment of Mr. Antenor Camargo as Class II director of the Company until the annual general meeting of shareholders of the Company to be held in 2022, appointed by the Board of Directors by co-optation further to the resignation of Stuart Gent as Class II director of the Company;

9.

Confirmation of the appointment of Mr. Oliver Feix as Class II director of the Company until the annual general meeting of shareholders of the Company to be held in 2022, appointed by the Board of Directors by co-optation further to the resignation of Vishal Jugdeb as Class II director of the Company;

10.	Discharge of liabilities granted to the directors of the Company and the independent auditor in respect of the financial year 2019;

11.	Approval of the interim Board of Directors report and interim balance sheet of the Company as of June 30, 2020;

12.	Discharge of liabilities granted to the directors of the Company for the exercise of their mandate for the interim period running between January 1, 2020 and July 28, 2020;

13.	Renewal of the mandate of the independent auditor of the Company;

14.

Approval of fees and remuneration to members of the Board of Directors, serving as directors of the Company and members of the Company’s committees, in respect of the financial year which will end on December 31, 2020 and related power granted to the Board of Directors to allocate such amounts between the directors of the Company; and

15.	Miscellaneous

a.

Confirmation of the duration of the mandate of Mr. Carlos Lopez-Abadia as Class II director until the annual general meeting of shareholders to be held in 2022, with respect to his appointment resolved by the annual general meeting held on May 31, 2019;

b.

Confirmation of the duration of the mandate of Mr. Antonio Viana as Class III director until the annual general meeting of shareholders held in 2020, with respect to his appointment resolved by the annual general meeting held on May 31, 2019, and renewal of his mandate until the annual general meeting to be held in 2023.

c.

Delegation of powers to any director of the Company, acting individually and with full power of substitution, to rectify the publication made with the Luxembourg electronic gazette of companies and associations (Recueil électronique des sociétés et associations) with respect to the duration of the mandate of Mr. Antonio Viana, as director, as well as to proceed with the publication of the renewal of the mandate of Mr. Antonio Viana, as Class III director as mentioned above and the appointments as mentioned above.

The Annual Meeting will validly deliberate on the agenda without any presence quorum requirement. The resolutions at the Annual Meeting will be adopted by a simple majority of the votes validly cast.

The EGM will validly deliberate on the resolution on the agenda provided that a quorum of more than 50% of the Company’s issued shares is present or represented. The resolution will be validly adopted by at least two-thirds of the votes validly cast in favor by the shareholders present or represented. If the aforementioned presence quorum is not met, the EGM may be reconvened by the Board and at the reconvened meeting no presence quorum will be required.

ii

Any shareholder who held one or more shares of the Company on June 26, 2020 (the “Record Date”) will be admitted to the Meetings and may attend the Meetings in person or vote by proxy. Luxembourg law provides for criminal sanctions applicable to persons voting shares they do not own at the time of the vote, and as such shareholders should not vote their shares at the Meetings if such shares are expected to be transferred between the Record Date and the date of the Meetings.

Please review the procedures for attending the Meetings or to be represented by way of proxy included in the attached Proxy Statement. Copies of the 2019 Management Report, the Company’s stand-alone and consolidated annual accounts for the financial year ended December 31, 2019, the Auditor’s Report for the financial year ended December 31, 2019, the 2014 omnibus incentive plan, the interim Board of Directors report and a proposed draft of the amended and restated articles of association of the Company are available at both www.atento.com and www.proxyvote.com. The interim balance sheet of the Company as of June 30, 2020 will be available at both www.atento.com and www.proxyvote.com eight days prior to the Meetings. Regarding the proposed resolution for the EGM, a draft amended and restated version of the articles of association of the Company will be available at the registered office eight days before the EGM. Please note that powers of attorney or proxy cards must be received by the Company or the tabulation agent (Broadridge Financial Solutions, Inc.), no later than 5:00 p.m. (CET), on July 21, 2020 in order for such votes to be taken into account.

Yours faithfully,

The Board of Directors

iii

ATENTO S.A.

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

July 28, 2020

GENERAL INFORMATION

This Proxy Statement is being provided to solicit proxies on behalf of the Board of Directors of Atento S.A. (the “Company,” “Atento,” “we” or “us”) for use at (i) an Extraordinary General Meeting of Shareholders (the “EGM”) of the Company, to be held starting at 11:30 a.m. Central European Time on July 28, 2020 at the offices of CM Law at 68 rue Marie Adélaïde, L-2128 Luxembourg, Grand Duchy of Luxembourg and (ii) the Annual General Meeting of Shareholders (the “Annual Meeting” and together with the EGM, the “Meetings”) to be held starting immediately after the EGM at the offices of CM Law at 68 rue Marie Adélaïde, L-2128 Luxembourg, Grand Duchy of Luxembourg, and any adjournment or postponement thereof.

We expect to mail this notice on or about July 1, 2020. On that same date, we will also mail a printed copy of this Proxy Statement, together with the Company’s stand-alone and consolidated annual accounts for the financial year ended December 31, 2019, a proposed draft of the amended and restated articles of association of the Company and Annual Report on Form 20-F for the year ended December 31, 2019 (the “Annual Report”), to shareholders as of June 26, 2020 (the “Record Date”).

Foreign Private Issuer

We are a “foreign private issuer” within the meaning of Rule 3b-4 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as a result, we are not required to mandatorily comply with U.S. federal proxy requirements.

Who May Vote

Only holders of record of our ordinary shares at the close of business on the Record Date will be entitled to notice of the Meetings. Holders of record of our ordinary shares at the close of business on the Record Date will be entitled to vote at the Meetings. On the Record Date, 71,179,765 ordinary shares were issued and outstanding and entitled to vote at the Meetings and 4,226,592 additional ordinary shares were held as treasury shares, being noted that according to Article 430-18 of the Luxembourg law dated 10 August, 1915 concerning commercial companies, as amended from time to time, voting rights in respect of the shares held by the Company shall be suspended and such repurchased shares shall not be taken into account when calculating the presence quorum and majority. Each ordinary share not held in treasury is entitled to one vote at the Annual Meeting and the EGM.

What Constitutes a Quorum

No quorum is required for any ordinary resolutions to be considered at the Annual Meeting.

A quorum of more than 50% of the Company’s issued shares present or represented is required for resolutions to be considered at the EGM. If the aforementioned quorum is not met, the EGM may be reconvened by the Board and at the reconvened meeting no quorum will be required.

Broker Non-Votes and Abstentions

Broker non-votes occur when brokers holding shares in street name for beneficial owners do not receive instructions from the beneficial owners about how to vote their shares and the broker is unable to vote the shares in its discretion in the absence of an instruction. An abstention occurs when a shareholder withholds its vote on a particular matter by checking the “ABSTAIN” box on the proxy card.

Under the current New York Stock Exchange rules as applicable to foreign private issuers, your broker will not be able to vote your shares with respect to any of the proposals or other matters considered at the Meetings, in each case unless you have provided instructions to your broker. We strongly encourage you to provide instructions to your broker to vote your shares and exercise your right as a shareholder. A vote will not be cast in cases where a broker has not received an instruction from the beneficial owner.

With respect to all of the proposals or other matters considered at the Annual Meeting, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast with respect to each such proposal. Abstentions are not considered votes cast and have no effect on the outcome of any of the proposals.

With respect to the proposal or other matters considered at the EGM, only those votes cast “FOR” or “AGAINST” are counted for the purposes of determining the number of votes cast with respect to the proposal. Abstentions are not considered votes cast and have no effect on the outcome of any of the proposals.

Voting Process and Revocation of Proxies

If you are a shareholder of record, and you received your proxy materials by mail, you can vote by mail by marking, dating, signing and returning the proxy card in the postage-paid envelope. Submitting your proxy by mail will not affect your ability to attend the Meetings in-person and vote at the Meetings.

If your shares are held in “street name,” meaning you are a beneficial owner with your shares held through a bank or brokerage firm, you will receive instructions from your bank or brokerage firm. You must follow the instructions of the holder of record in order for your shares to be voted.

The Company will retain an independent tabulator to receive and tabulate the proxies.

If you submit a proxy and direct how your shares will be voted, the individuals named as proxies will vote your shares in the manner you indicate. If you submit a proxy but do not direct how your shares will be voted, the individuals named as proxies will vote your shares “FOR” each of the proposals identified herein.

It is not expected that any other matters will be brought before the Meetings. If, however, other matters are properly presented, the individuals named as proxies will vote in accordance with their discretion with respect to such matters, to the extent that such discretion is duly provided for by proxy in accordance with Luxembourg law.

A shareholder who has given a proxy may revoke it at any time before it is exercised at the Meetings by:

•	attending the Meetings and voting in person;

•	delivering a written notice, at the address given below, bearing a date later than that indicated on the proxy card, but prior to the date of the Meetings, stating that the proxy is revoked; or

•	signing and delivering a subsequently dated proxy card prior to the vote at the Meetings.

You should send any written notice or new proxy card to Atento S.A., c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, New York 11717. If you are a registered holder you may request a new proxy card by contacting our Investor Relations Department at +55 113 2935 926 or shay.chor@atento.com.

Any shareholder owning shares in street name may change or revoke previously given voting instructions by contacting the bank or brokerage firm holding the shares or by obtaining a legal proxy from such bank or brokerage firm and voting in person at the Meetings. Your last vote, prior to or at the Meetings is the vote that will be counted.

Attendance at the Meetings

Only shareholders or their legal proxy holders are invited to attend the Meetings. All shareholders planning to attend the Meetings in person must contact our Investor Relations Department at +55 113 2935 926 or shay.chor@atento.com by July 17, 2020 to reserve a seat. For admission, shareholders should come to the Meetings check-in area no less than 15 minutes before the Meetings are scheduled to begin. To be admitted to the Meetings, you will need a form of photo identification (such as a driver’s license or passport), and if you hold your shares in street name you must also bring valid proof of ownership of your shares on the Record Date or a valid legal proxy from the holder of record. If you are a shareholder of record, you will be admitted to the Meetings only if we are able to verify your shareholder status by checking your name against the list of registered shareholders on the Record Date. If you hold your shares in street name through a bank or brokerage firm, a brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker confirming your ownership as of the Record Date is sufficient proof of ownership to be admitted to the Meetings. Registration will begin at 11:00 a.m Central European Time, and the EGM will begin at 11:30 a.m. Central European Time and the Annual Meeting will start immediately thereafter.

No cameras, recording equipment, electronic devices (including cell phones) or large bags, briefcases or packages will be permitted in the Meetings. Attendees may be asked to pass through a security check prior to entering the Meetings.

Solicitation of Proxies

We will pay the cost of soliciting proxies for the Meetings. We may solicit by mail, telephone, personal contact and electronic means and arrangements are made with brokerage houses and other custodians, nominees and fiduciaries to send the Letter, and if requested, other proxy materials, to beneficial owners. Upon request, we will reimburse them for their reasonable expenses. In addition, our directors, officers and employees may solicit proxies, either in-person or by telephone, facsimile or written or electronic mail (without additional compensation). Shareholders are encouraged to return their proxies promptly.

PROPOSAL WITH RESPECT TO EGM AGENDA ITEM NO. 1:

APPROVAL OF SHARE CONVERSION AND AMENDMENT OF ARTICLES OF ASSOCIATION OF

THE COMPANY

It is proposed to convert the seventy-five million four hundred and six thousand three hundred and fifty-seven (75,406,357) ordinary shares without nominal value, representing the current entire share capital of the Company, into fifteen million (15,000,000) ordinary shares without nominal value using a ratio of conversion of 5.027090466672970 (the “Conversion”), and subsequently to amend article 5.1 of the articles of association of the Company to read as follows (the “Amendment”):

“5.1 The Company’s share capital is set at thirty-three thousand nine hundred and seventy-eight euro eighty-five cents (EUR 33,978.85), represented by fifteen million (15,000,000) shares without nominal value.”

It is subsequently proposed to authorize the Board of Directors to amend accordingly the shares register of the Company whereby in case the new amount of shares to be held by a shareholder as a result of the Conversion would lead to such shareholder holding a fractional number of shares, since as per the article 7.2 of the articles of association of the Company, the Company cannot issue fractional shares, such new amount of new shares to be held by such shareholder will be rounded up to the nearest whole number of shares and the number of shares held by the Company in treasury will be adjusted accordingly (the “Authorization”).

We are proposing to effect the Conversion and the Amendment in response to the notification received from the New York Stock Exchange (the “NYSE”) that the Company’s ordinary shares did not meet the minimum price threshold required under Section 802.01(C) of the NYSE Listed Company Manual since they traded below an average closing price of $1.00 per share over a consecutive 30-trading day period. Although the Company´s ordinary shares have since resumed trading above the minimum threshold in the last 30 days, this proposal aims at providing a structural solution to allow the Company to remain compliant with NYSE’s listing requirements in the long term.

At the EGM, the shareholders will be asked to approve the following resolution:

Resolved: The EGM hereby approves the Conversion, the Amendment and the Authorization.

Vote Required and Board Recommendation

The approval of the amendment of the articles of association requires the affirmative vote of at least two thirds of the shares present or represented at the EGM provided that a quorum of more than 50% of the Company’s issued shares is present or represented. If the aforementioned presence quorum is not met, the EGM may be reconvened by the Board of Directors and at the reconvened meeting no presence quorum will be required.

Our Board of Directors unanimously recommends a vote “FOR” the Conversion, the Amendment and the Authorization.

PROPOSAL WITH RESPECT TO ANNUAL MEETING AGENDA ITEMS NOS. 1, 2 AND 3:

APPROVAL OF MANAGEMENT REPORT, AUDITOR REPORT AND STAND-ALONE AND

CONSOLIDATED ANNUAL ACCOUNTS

At the Annual Meeting, management will present the management report of the Board of Directors (the “2019 Management Report”) and the auditor’s report prepared by the Company’s auditor (the “Auditor’s Report”).

Management will then present the stand-alone and consolidated annual accounts of the Company for the financial year ended December 31, 2019. These materials are available on the internet at both www.atento.com and www.proxyvote.com. Following such presentation, the following resolutions will be put before the Annual Meeting for approval:

Resolved: The Annual Meeting, after having reviewed the 2019 Management Report on the stand-alone and consolidated annual accounts of the Company for the financial year ended December 31, 2019, hereby approves the 2019 Management Report.

Resolved: The Annual Meeting, after having reviewed the Auditor’s Report on the stand-alone and consolidated annual accounts of the Company for the financial year ended December 31, 2019, hereby approves the Auditor’s Report.

Resolved: The Annual Meeting, after having reviewed the 2019 Management Report and the Auditor’s Report on the Company’s stand-alone and consolidated annual accounts for the year ended December 31, 2019, hereby approves the stand-alone and consolidated annual accounts of the Company for the financial year ended on December 31, 2019, in their entirety.

Vote Required and Board Recommendation

Approval of these proposals requires the affirmative vote of a simple majority of votes validly cast on such resolution by shareholders entitled to vote at the Annual Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the approval of the 2019 Management Report, Auditor’s Report and the Company’s stand-alone and consolidated annual accounts for the financial year ended December 31, 2019.

PROPOSAL WITH RESPECT TO ANNUAL MEETING AGENDA ITEM NO. 4:

APPROVAL OF ALLOCATION OF ANNUAL RESULTS

At the Annual Meeting, management will report that the Company’s operations resulted in a profit of EUR 1,071,315.52 for the financial year ended December 31, 2019, based on the stand-alone and consolidated annual accounts of the Company as at December 31, 2019. The Annual Meeting will then be asked to approve the following resolution:

Resolved: The Annual Meeting hereby acknowledges the profit for the financial year ended December 31, 2019 and resolves to (i) allocate the amount of EUR 67.47 to the legal reserve of the Company out of the profit of EUR 1,071,315.52 and (ii) to carry forward the remaining amount of the profit to the next financial year.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the approval of allocation of our annual results.

PROPOSAL WITH RESPECT TO ANNUAL MEETING AGENDA ITEM NO. 5:

APPROVAL OF THE AMENDMENT OF THE EXISTING 2014 OMNIBUS INCENTIVE PLAN

The Company adopted a 2014 Omnibus Incentive Plan (the “Incentive Plan”) for the purpose of enhancing the profitability and value of the Company for the benefit of its shareholders, by enabling the Company to offer Eligible Individuals (as defined in the Incentive Plan) cash and share-based incentives, in order to attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and the Company’s shareholders.

The provisions of section 4.1 of the Incentive Plan establish, among others, that the aggregate number of shares of Common Stock (as defined in the Incentive Plan) that may be issued or used for reference purposes or with respect to which Awards (as defined in the Incentive Plan) may be granted under the Incentive Plan shall not exceed 7,300,000 shares, as well as that the maximum number of shares of Common Stock with respect to which Incentive Stock Options (as defined in the Incentive Plan) may be granted under the Incentive Plan shall be 7,300,000 shares (the “Share Limitation”).

The Board of Directors approved the increase the Share Limitation, as established by the provisions of section 4.1 of the Incentive Plan, from 7,300,000 shares to 17,300,000 shares (the “Share Limitation Increase”), and the amendment of section 4.1 of the Incentive Plan (the “Amendment of the Incentive Plan”), so that it reads as follows:

“4.1 Shares. (a) The aggregate number of shares of Common Stock that may be issued or used for reference purposes or with respect to which Awards may be granted under the Plan shall not exceed 17,300,000 shares (subject to any increase or decrease pursuant to Section 4.2) (the ’’Share Reserve”), which may be either authorized and unissued Common Stock or Common Stock held in or acquired for the treasury of the Company or both. The maximum number of shares of Common Stock with respect to which Incentive Stock Options may be granted under the Plan shall be 17,300,000 shares. With respect to Stock Appreciation Rights settled in Common Stock, upon settlement, only the number of shares of Common Stock delivered to a Participant (based on the difference between the Fair Market Value of the shares of Common Stock subject to such Stock Appreciation Right on the date such Stock Appreciation Right is exercised and the exercise price of each Stock Appreciation Right on the date such Stock Appreciation Right was awarded) shall count against the aggregate and individual share limitations set forth under Sections 4 1(a) and 4 1(b), If any Option, Stock Appreciation Right or Other Stock-Based Awards granted under the Plan expires, terminates or is canceled for any reason without having been exercised in full, the number of shares of Common Stock underlying any unexercised Award shall again be available for the purpose of Awards under the Plan, If any shares of Restricted Stock, Performance Awards or Other Stock-Based Awards denominated in shares of Common Stock awarded under the Plan to a Participant are forfeited for any reason, the number of forfeited shares of Restricted Stock, Performance Awards or Other Stock-Based Awards denominated in shares of Common Stock shall again be available for purposes of Awards under the Plan If a Tandem Stock Appreciation Right or a Limited Stock Appreciation Right is granted in tandem with an Option, such grant shall only apply once against the maximum number of shares of Common Stock which may be issued under the Plan Any Award under the Plan settled in cash shall not be counted against the foregoing maximum share limitations. The maximum number of shares of Common Stock subject to any Award of Stock Options, or Stock Appreciation Rights which may be granted under the Plan during any fiscal year of the Company to any Participant shall be 160,000 shares (which shall be subject to any further increase or decrease pursuant to Section 4.2). The maximum grant date fair value of any Award granted to any director during any calendar year shall not exceed $5,000,000.”

In accordance with the provisions of section 12.1 of the Incentive Plan, no amendment may be made that would notably increase the aggregate number of shares of Common Stock that may be issued under the Plan without the approval of the holders of the Company’s Common Stock entitled to vote in accordance with applicable law.

At the Annual Meeting, the shareholders will be asked to approve the following resolution:

Resolved: The Annual Meeting hereby approves the Share Limitation Increase and the Amendment of the Incentive Plan.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the approval of Share Limitation Increase and the Amendment of the Incentive Plan.

PROPOSAL WITH RESPECT TO ANNUAL MEETING AGENDA ITEMS NOS. 6, 7, 8, 9:

APPROVAL OF DIRECTOR CO-OPTATION

On June 24, 2020, the Board of Directors made the following appointments by co-optation:

Mr. John Madden as Class III director of the Company until the annual general meeting of shareholders of the Company to be held in 2023, appointed by the Board of Directors by co-optation further to the resignation of Charles Megaw as Class III director of the Company.

Mr. Roberto Rittes de Oliveira Silva as Class III director of the Company until the annual general meeting of shareholders of the Company to be held in 2023, appointed by the Board of Directors by co-optation further to the resignation of David Danon as Class III director of the Company.

Mr. Antenor Camargo as Class II director of the Company until the annual general meeting of shareholders of the Company to be held in 2022, appointed by the Board of Directors by co-optation further to the resignation of Stuart Gent as Class II director of the Company.

Mr. Oliver Feix as Class II director of the Company until the annual general meeting of shareholders of the Company to be held in 2022, appointed by the Board of Directors by co-optation further to the resignation of Vishal Jugdeb as Class II director of the Company.

The biographies of the new directors are set forth below under Agenda Item No. 15.

At the Annual Meeting, the shareholders will be asked to approve the following resolutions:

Resolved: The Annual Meeting hereby acknowledges the resignation of Charles Megaw as Class III director of the Company and approves and confirms the co-optation on June 24, 2020 to fill the vacancy and the definitive election, of Mr. John Madden as Class III director of the Company for a term ending at the annual general meeting of shareholders to be held in 2023.

Resolved: The Annual Meeting hereby acknowledges the resignation of David Danon as Class III director of the Company and approves and confirms the co-optation on June 24, 2020 to fill the vacancy and the definitive election, of Mr. Roberto Rittes de Oliveira Silva as Class III director of the Company for a term ending at the annual general meeting of shareholders to be held in 2023.

Resolved: The Annual Meeting hereby acknowledges the resignation of Stuart Gent as Class II director of the Company and approves and confirms the co-optation on June 24, 2020 to fill the vacancy and the definitive election, of Mr. Atenor Camargo as Class II director of the Company for a term ending at the annual general meeting of shareholders to be held in 2022.

Resolved: The Annual Meeting hereby acknowledges the resignation of Vishal Jugdeb as Class II director of the Company and approves and confirms the co-optation on June 24, 2020 to fill the vacancy and the definitive election, of Mr. Oliver Feix as Class II director of the Company for a term ending at the annual general meeting of shareholders to be held in 2022.

Vote Required and Board Recommendation

The co-optation and definitive election of a director requires the affirmative vote of a simple majority of votes validly cast on such matter by the shareholders entitled to vote at the Annual Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the approval and confirmation of the directors co-optation and the related definitive elections as above.

PROPOSAL WITH RESPECT TO ANNUAL MEETING AGENDA ITEM NO. 10:

APPROVAL OF DISCHARGE TO DIRECTORS AND INDEPENDENT AUDITOR FOR

PERFORMANCE

Under Luxembourg law, the shareholders are asked to vote on the discharge of the directors and Ernst & Young, a société anonyme (Ernst & Young), as our independent registered public accounting firm and approved independent auditor (réviseur d’entreprises agréé), with respect to the performance of their duties during the completed fiscal year. At the Annual Meeting, the shareholders will be asked to approve the following resolution with respect to the discharge of our directors and Ernst & Young who served during the year ended December 31, 2019:

Resolved: The Annual Meeting hereby grants discharge (quitus) to the members of the Board of Directors and Ernst & Young who served during the financial year ended December 31, 2019 for the proper performance of their duties.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the approval of discharge to the members of the Board of Directors and Ernst & Young who served during the financial year ended December 31, 2019 for the proper performance of their duties.

PROPOSAL WITH RESPECT TO ANNUAL MEETING AGENDA ITEM NO. 11:

APPROVAL OF THE INTERIM BOARD OF DIRECTORS REPORT AND INTERIM BALANCE SHEET

OF THE COMPANY

At the Annual Meeting, management will present the interim management report of the Board of Directors (the “Interim Management Report”) as of June 30, 2020 and the interim balance sheet of the Company as of June 30, 2020 (the “Interim Balance Sheet”).

Following such presentation, the following resolution will be put before the Annual Meeting for approval:

Resolved: The Annual Meeting, after having reviewed the Interim Management Report as of June 30, 2020 and the Interim Balance Sheet, hereby approves the Interim Management Report and the Interim Balance Sheet.

Vote Required and Board Recommendation

Approval of the proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by shareholders entitled to vote at the Annual Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the approval of the Interim Management Report and the Interim Balance Sheet.

PROPOSAL WITH RESPECT TO ANNUAL MEETING AGENDA ITEM NO. 12:

APPROVAL OF DISCHARGE TO DIRECTORS FOR PERFORMANCE FOR THE INTERIM PERIOD

Under Luxembourg law, the shareholders are asked to vote on the discharge of the directors with respect to the performance of their duties. At the Annual Meeting, the shareholders will be asked to approve the following resolution with respect to the discharge of our directors who served during the interim period running between January 1, 2020 and July 28, 2020.

Resolved: The Annual Meeting hereby grants discharge (quitus) to the members of the Board of Directors who were in office during the interim period running between January 1, 2020 and July 28, 2020 for the proper performance of their duties.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the approval of discharge to the members of the Board of Directors for the above mentioned interim period.

PROPOSAL WITH RESPECT TO ANNUAL MEETING AGENDA ITEM NO. 13:

APPROVAL OF RE-APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has appointed Ernst & Young to perform the audit of our financial statements for our year ending December 31, 2019.

For fees rendered by the various member firms of the Ernst & Young international organization to the Company for audit, audit-related, tax and other services in 2019 and 2018, please see Item 16C. “Principal Accountant Fees and Services” in our Annual Report on Form 20-F.

At the Annual Meeting, the shareholders will be asked to approve the following resolution:

Resolved: The Annual Meeting hereby approves the re-appointment of Ernst & Young as the independent registered public accounting firm and approved independent auditor (réviseur d’entreprises agréé) of the Company for a term ending at the annual meeting of shareholders to be held in 2021.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the re-appointment of Ernst & Young, as the independent registered public accounting firm and as approved independent auditor (réviseur d’entreprises agréé) for a term ending at the annual general meeting of shareholders to be held in 2021.

PROPOSAL WITH RESPECT TO ANNUAL MEETING AGENDA ITEM NO. 14:

APPROVAL OF DIRECTORS REMUNERATION AND ALLOCATION

We currently provide non-executive members of the Board of Directors with remuneration for their service on the Board of Directors and any committees of the Board of Directors. The Company has established a Compensation Committee that is responsible for the administration of the compensation policies, plans and programs in alignment with the Company’s compensation strategy. The aggregated annual total remuneration that will be received by all non-executive members of the Board Directors for the year ending December 31, 2020 will be cash of a maximum amount of $331,500, plus any equity compensation of approximately $460,000 granted pursuant to the Incentive Plan or subsequent incentive plans, as may be disclosed from time to time in the Company’s Annual Report on Form 20-F and its other filings with the SEC or at the Annual Meeting (together, the “Remuneration”).

At the Annual Meeting, the shareholders will be asked to approve the following resolution:

Resolved: The Annual Meeting hereby approves the Remuneration with respect to the directors of the Company for 2020, and the power granted to the Board of Directors to allocate such amounts between the directors of the Company.

Vote Required and Board Recommendation

Approval of this proposal requires the affirmative vote of a simple majority of votes validly cast on such resolution by the shareholders entitled to vote at the Annual Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the approval of director Remuneration and allocation for 2020.

PROPOSAL WITH RESPECT TO ANNUAL MEETING AGENDA ITEM NO. 15:

MISCELLANEOUS

Board Composition and Election of Directors

Our Board of Directors consists of eight directors. Our articles of association provide that our Board of Directors will consist of not less than three directors and not more than 15 directors.

Our Board of Directors is divided into three classes as described below. Pursuant to our articles of association, our directors are appointed at the Annual General Meeting of Shareholders for a period of up to three years, with each director serving until the third Annual General Meeting of Shareholders following their election. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the Annual Meeting of Shareholders in the year in which their term expires. Thomas Iannotti and David Garner are serving as Class I directors for a term expiring in 2021. Carlos López-Abadía, Antenor Camargo and Oliver Feix are serving as Class II directors for a term expiring in 2022. John Madden and Roberto Rittes de Oliveira Silva are serving as Class III directors for a term expiring in 2023. Antonio Viana is serving as Class III director for a term expiring at this Annual Meeting. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

The following table lists each of our directors, their respective ages and positions and the class in which they serve as of the date of this Proxy Statement:

Our current directors are as follows:

Name	Age	Class
Antonio Viana	62	Class III (term expiring at the 2020 Annual Meeting)
John Madden	46	Class III (term expiring at the 2023 Annual Meeting)
Roberto Rittes de Oliveira Silva	46	Class III (term expiring at the 2023 Annual Meeting)
Thomas Iannotti	62	Class I (term expiring at the 2021 Annual Meeting)
David Garner	62	Class I (term expiring at the 2021 Annual Meeting)
Carlos López-Abadía	57	Class II (term expiring at the 2022 Annual Meeting)
Antenor Camargo	34	Class II (term expiring at the 2022 Annual Meeting)
Oliver Feix	44	Class II (term expiring at the 2022 Annual Meeting)

Set forth below is a brief biography of each of our Class I directors, Class II directors and the Class III directors:

Mr. Iannotti has served as a member of our Board of Directors since November 2014. Mr. Iannotti has extensive international experience, including direct leadership of HP’s services business in Latin America. Prior to his retirement in 2011, Mr. Iannotti served as Senior Vice President and General Manager of HP Enterprise Services which provides applications, business process and infrastructure technology outsourcing services, consulting and support to business and government clients around the world. During his last two roles at HP, he was directly responsible for, and had significant exposure to, Latin America, focused on Brazil, Argentina, Chile, Columbia and Costa Rica. Earlier in his career, Mr. Iannotti served as the Vice President and General Manager of Customer Service for the EMEA region at Compaq Computers. Mr. Iannotti holds a Bachelor of Arts degree from Rhode Island College. He also pursued a management development program from Harvard Business School in 1993. We believe Mr. Iannotti’s qualifications to serve on our Board of Directors include his extensive experience in the information technology industry and his deep knowledge of Latin America’s environment.

Mr. Garner has served as a member of our Board of Directors since August 2016. Mr. Garner has over 30 years of experience in Customer Relationship Management companies. He is currently a member of the Board of Directors of National Directory Assistance, LLC. Mr. Garner was the executive Chairman and a member of the Board of Directors of BellSystem24 from 2013 until March 2016. Prior to that, he served as Chief Executive Officer of Sitel Worldwide from 2003 to October 2011 and as Chairman of the board from 2010 through October 2013. Prior to that, Mr. Garner was President and Chief Executive Officer of SHPS, Inc., from 1998 to 2003. Mr. Garner has a B.A. in Technical Communications from Louisiana Tech University.

Mr. López-Abadía has served as a member of our Board of Directors since January 2019. Mr. López-Abadía joined the Company after a successful 30 year career in the technology and consulting industries. Prior to his appointment as Atento’s Chief Executive Officer, he served as DXC Technology’s Vice President and General Manager Consulting, responsible for digital transformation advisory services, including strategic partnerships in the consulting domain. Previously he served as Vice President Global Services for Misys where he led the transformation of the services and software support business and managed a global service delivery network based in major global financial centers and offshore locations. Prior experience also includes, Managing Partner at Accenture and leadership positions at Level 3, McKinsey&Co and AT&T.

Mr. Antenor Camargo has been appointed to serve as a Class II Director to replace Stuart Gent. Mr. Camargo is Co-Founder of Farallon Capital Latin America, part of Farallon Capital Management. Prior to joining Farallon, Antenor was co-founding partner at FKG Capital, a hedge fund focused on Latin America and founded in 2011 in partnership with Farallon and Daniel Goldberg (former CEO of Morgan Stanley in Brazil). Antenor earned his Bachelor’s in Business Administration (BBA) with a focus in Business Administration, Management and Finance from Fundação Getulio Vargas in Sao Paulo, Brazil (FGV).

Mr. Oliver Feix has been appointed to serve as Class II Director to replace Vishal Jugdeb. Mr. Feix is a Managing Director at HPS Investment Partners. Prior to joining HPS in 2008, Mr. Feix was a Vice President at Morgan Stanley and a member of the Leveraged and Acquisition Finance Team, where he focused on originating, executing and distributing leveraged loans and special situation financings. Prior to that, Mr. Feix worked at Deutsche Bank in London, where he sourced and executed multi-asset portfolio trades as a member of the Transition Management Team within the Global Markets Division. Mr. Feix holds an MSc in Economics from the University of Konstanz.

Mr. Viana has served as a member of our Board of Directors since July 2018. Mr. Viana boasts a long-standing and distinguished career in the telecommunications, technology and investment banking sectors as well as in strategic consultancy. He has been over the years an active investor and advisor in technology companies. Most recently, he held the role of Credit Suisse Senior Advisor for Portugal and from 2011 to 2015, Chief Executive Officer for Spain and Portugal. Before joining Credit Suisse, he spent over a decade in a number of chief executive roles at Telefonica, including CEO of Telefonica International, Telefonica Spain and Chairman and CEO of Telefonica Moviles among others. Prior to this, he spent seven years at Banco Portugues de Investimento (BPI) as an Executive Board member and was a Partner in the Iberia office of McKinsey & Co. He is currently a Non-Executive Board member at Semapa and Jeronimo Martins. Mr. Viana-Baptista holds a degree in Economics and a Master’s in European Economics from Universidad Catolica Portuguesa and an M.B.A. from INSEAD.

Mr. John Madden has been appointed to serve as a Class III Director to replace Charles Megaw. Mr. Madden is a Managing Director at HPS Investment Partners. Mr. Madden built his career in global financial institutions in the US and UK. He spent 16 years at Arcapita, a private equity firm, where he worked in both the US and London offices. Mr. Madden holds a BA in Political Economy from Williams College.

Mr. Roberto Rittes de Oliveira Silva has been appointed to serve as a Class III Director to replace David Danon. Mr. Rittes de Oliveira Silva, 46, is the CEO of Nextel Telecom. Prior to joining Nextel, Mr. Rittes was a principal at H.I.G. Capital, a leading global private equity firm. He also served as CFO of Boa Vista Serviços, a Brazilian credit bureau managed by TMG Capital, as CFO of Estre Ambiental, an environmental services group in Latin America managed by BTG and Angra, and as a key officer for Brazilian telecom companies Brasil Telecom and Oi Paggo. Mr. Rittes is a board member of NZN and Office Total, both H.I.G. portfolio companies. He has a Master’s degree in Business Administration from Harvard Business School.

Our Board of Directors has no reason to believe that any of the directors listed above would be unable to serve as a director of the Company. Unless contrary instructions are provided on your proxy card, the persons named as proxies will vote your shares “FOR” the confirmation of the duration of the mandate of Mr. Carlos Lopez-Abadia as Class II director until the annual general meeting to be held in 2022, with respect to his appointment resolved by the annual general meeting held on 31 May 2019 (the “Confirmation 1”), (ii) the confirmation of the duration of the mandate of Mr. Antonio Viana, as Class III director until the Annual Meeting, with respect to his appointment resolved by the annual general meeting held on 31 May 2019 (the “Confirmation 2”) and (iii) the renewal of the mandate of Mr. Antonio Viana, as Class III director until the annual general meeting to be held in 2023 (the “Renewal”).

At the Annual Meeting, the shareholders will be asked to approve the following resolutions:

Resolved: The Annual Meeting hereby approves the Confirmation 1.

Resolved: The Annual Meeting hereby approves the Confirmation 2 and the Renewal.

Resolved: The Annual Meeting hereby approves the delegation of powers to any director of the Company, acting individually and with full power of substitution, to rectify the publication made with the Luxembourg electronic gazette of companies and associations (Recueil électronique des sociétés et associations) with respect to the duration of the mandate of Mr. Antonio Viana, as director, as well as to proceed with the publication of the renewal of the mandate of Mr. Antonio Viana, as Class III director as mentioned above and the appointments as mentioned above (the “Filing and Publication Formalities”).

Vote Required and Board Recommendation

This proposal requires the affirmative vote of a simple majority of votes validly cast on such matter by the shareholders entitled to vote at the Annual Meeting.

Our Board of Directors unanimously recommends a vote “FOR” the Confirmation 1, the Confirmation 2, the Renewal and the Filing and Publication Formalities.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may contact any of the Company’s directors, including the non-management directors as a group, the chair of any committee of the Board of Directors or any committee of the Board of Directors by writing them as follows:

Atento S.A.

1 rue Hildegard Von Bingen

L-1282 Luxembourg

R.C.S. Luxembourg B 185.761

Attn: Legal and Regulatory Compliance Director

Concerns relating to accounting, internal controls or auditing matters should be communicated to the Company through the Legal and Regulatory Compliance Director and will be handled in accordance with the procedures established by the Audit Committee with respect to such matters.

PROPOSALS OF SHAREHOLDERS

We currently intend to hold our 2021 Annual General Meeting of Shareholders in June 2021. Shareholders who intend to have a proposal considered for presentation at the 2021 Annual General Meeting of Shareholders must comply with other applicable requirements. We reserve the right (subject to Luxembourg law) to reject, rule out of order or take other appropriate action with respect to any proposal or nomination that does not comply with these and other applicable requirements.

OTHER MATTERS

Our Board of Directors has no knowledge of any other matters to be presented at the Meetings other than those described herein. If any other business properly comes before the shareholders at the Meetings, however, it is intended that the proxy holders will vote on such matters in accordance with their discretion, to the extent that such discretion is duly provided for by proxy in accordance with Luxembourg law.

Important Notice Regarding the Availability of Proxy Materials for the

Shareholders’ Meetings to be Held on July 28, 2020

The Notice, Proxy Statement, the 2019 Management Report, the Company’s stand-alone and consolidated annual accounts for the financial year ended December 31, 2019 and the Auditor’s Report for the financial year ended December 31, 2019, the Incentive Plan, the Interim Management Report and a proposed draft of the amended and restated articles of association of the Company are available at both www.atento.com and www.proxyvote.com. The Interim Balance Sheet of the Company as of June 30, 2020 will be available at both www.atento.com and www.proxyvote.com eight days prior to the Meetings. Regarding the proposed resolutions for the EGM, a draft amended and restated version of the articles of association of the Company will be available at the registered office eight days before the EGM.

YOUR VOTE IS IMPORTANT. OUR BOARD OF DIRECTORS URGES YOU TO VOTE BY MARKING,

DATING, SIGNING AND RETURNING A PROXY CARD.

With respect to all of the proposals and matters considered at the Meetings, shares held through a broker or other intermediary will not be voted unless the beneficial holder notifies the broker or other intermediary through which the shares are held with instructions regarding how to vote. We strongly encourage you to provide instructions to your broker or other intermediary to vote your shares and exercise your right as a shareholder.

If you wish to attend the Meetings in person, you must reserve your seat by July 17, 2020 by contacting our Investor Relations Department at +55 113 2935 926 or shay.chor@atento.com. Additional details regarding requirements for admission to the Meetings are described in the attached proxy statement under the heading “Attendance at the Meetings.”

If you are a shareholder of record as of the Record Date, you will be admitted to the Meetings upon presenting a form of photo identification. If you own ordinary shares beneficially through a bank, broker or otherwise, you will be admitted to the Meetings upon presenting a form of photo identification and proof of share ownership as of the Record Date or a valid proxy signed by the record holder. A recent brokerage statement reflecting your ownership as of the Record Date or a letter from a bank or broker confirming your ownership as of the Record Date are examples of proof of share ownership for this purpose.

If you are a holder of ordinary shares as of the Record Date you will be entitled to vote at the Meetings or any adjournment or postponement thereof.

Regardless of whether or not you plan to attend the Meetings, please follow the instructions you received to authorize a proxy to vote your shares as soon as possible to ensure that your shares are represented at the Meetings. Any shareholder that decides to attend the Meetings in person may, if so desired, revoke the prior proxy by voting such person’s ordinary shares at the Meetings.

Luxembourg

June 29, 2020